Filed by Expedia, Inc.
Pursuant to Rule 165 and Rule 425
under the Securities Act of 1933
Subject Company: Expedia, Inc.
Commission File No. 000-27429

If an exchange offer for Expedia shares is commenced, investors and security holders are urged to read USA Interactive’s exchange offer statement for Expedia and Expedia’s solicitation/recommendation statement on schedule 14D-9 to be filed with the Securities and Exchange Commission when they become available because these documents will contain important information. Investors and security holders will be able to obtain these documents and other documents filed by Expedia and USA Interactive free of charge at the SEC’s website at www.sec.gov. In addition, Expedia’s solicitation/recommendation statement on schedule 14D-9 may be obtained free of charge by contacting Expedia, Inc., 13810 SE Eastgate Way, Suite 400, Bellevue, Washington, 98005, Attention: Investor Relations.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the information relating to possible or assumed future results of operations of Expedia and its subsidiaries, including those preceded by, followed by or that include the words “believes,” “could,” “projects,” “budgets,” “estimates,” “intends,” “expects,” “anticipates” or similar expressions. These statements reflect the current views of Expedia with respect to future events, and are based on information currently available to Expedia. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of Expedia’s and its subsidiaries’ business. The following important factors, in addition to those described in Expedia’s filings with the Securities and Exchange Commission, could affect the future results of Expedia and the other subsidiaries of Expedia described in this document, and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes generally or in economic conditions in the markets served by our businesses; future regulatory actions and conditions in our businesses’ operating areas; competition from others; successful integration of recently acquired businesses; product demand and market acceptance; the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the ability to expand into and successfully operate in foreign markets; and obtaining and retaining key executives and employees. You are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date of this document. Expedia undertakes no obligation to update or revise the forward-looking statements contained in this document, whether as a result of new information, future events or any other reason.

[The following is a transcript of the answers given by Erik Blachford, the President of Expedia North America, to questions relating to the exchange offer announced by USA Interactive that were asked of him following his presentation at the Bear Stearns 13th Annual Technology Conference held on June 13, 2002.]

UNKNOWN: What advantages [indiscernible]?

ERIK BLACHFORD: Well, right now, we get a lot of advantages from being controlled by USA, in that we’ve gotten a lot of access, and good free flow of dialogue with the other sister companies. And I guess I’d feel like there’d be more of that. I don’t think that the difference between 65 percent ownership, and 100 percent ownership is necessarily an enormous leap. I would say that for us the big shift in terms of picking up benefits of that ownership came from when we left Microsoft, which was a great parent for a very long time, but when we left Microsoft to go to USA we really picked-up a lot of benefit just in suddenly having an infusion of thought around a different kind of business model, conversations around the television channel, and the travel channel, and so on and so forth.

Moving from our ownership today up to a higher ownership, I’m not sure there’s anything that sort of just jumps out at me as being obvious. Besides the, just sort of just the coordination of having everybody aligned behind the same stock, and so forth. But that’s just sort of soft stuff.

UNKNOWN: What about your relationship with ROOM?

ERIK BLACHFORD: The relationship with ROOM right now is very competitive. I’ve been comparing it to some people, as sort of the kind of competition you have when you go and have a good hard squash game with somebody, and you compete like crazy on the court, and you get off and shake your hand. I mean, you know, they were clearly under the same corporate umbrella. But we compete very hard, and we’ve been doing very well, I think, against them. We sold [$]1.6 million merchant room nights last quarter, two million overall. So our volumes are definitely higher than theirs are now. And our growth rate continues to be a lot higher.

If in the situation where we end up with exchange offers issued by USA, and those exchange offers end up being accepted by both us and ROOM, so there’s sort of two levels of moving parts that have to get worked through there, then what we would do is we would just assess the situation. It might be that the best thing for us to do would be to continue to compete as separate divisions. A lot of it has to do with how the hotel supply community would feel about it. There’s probably some kind of operational efficiencies. I mean we’ve got some software that works pretty well, and they might want to use that, and that sort of thing. But we’re not, it’s not really a situation where there’s sort of an operating plan in the top drawer necessarily.

We right now under various regulations, if we wanted to cooperate now we could. I mean fundamentally, we’re both controlled by the same company. There’s nothing preventing us from doing that except just the market dynamics suggest that we’re better off overall competing for now than we are in coordinating.

UNKNOWN: [indiscernible]?

ERIK BLACHFORD: Well, I don’t know. Certainly we were willing to pay and to bring some of the other USA properties into the fold, and talk about a bigger deal. And, you know,

there certainly didn’t seem to be any reason not to do that. But ultimately, I don’t know. I don’t have the terms of the contract, and I don’t know what eventually swung it.

UNKNOWN: I guess I wanted to revisit the USA offer. It seems to me when your deal was made, the offer was made, I guess it was a couple of weeks ago at this point. I think a lot of people are probably looking at it as kind of [indiscernible], in that okay, well this is the minimum that’s going to be offered for the company. I guess [indiscernible]. And then kind of as it evolves, Expedia has been relatively silent at this point. I mean an independent committee has been convened, and apparently they’re considering it.

And now in two weeks their decision has [indiscernible] at this point. USA has indicated that they’re not intending to up their bid, Diller said on a conference call that he thought even offering a premium, which I thought was a pretty meager premium of 7.5 percent from an already low stock price was ridiculous. And now, if you look at the way the stock is trading, it’s almost as if you know, the floor that that deal maybe started at has now become kind of a ceiling. And I kind of just wanted your reaction to that, because [indiscernible]?

ERIK BLACHFORD: No, I happy to — I should start-off by just clarifying the sequence of events, just for anybody who hasn’t been tracking it carefully. We have not received an exchange offer from USA. What we received was a letter that said that USA was going to send us an exchange offer. Then over the — that happened on Sunday, June 7th, I guess it was. Then in the days subsequent to that USA decided that they were going to offer, they were going to give us an offer but not in the short term. And I think people probably saw that release that went out.

So as of right now we’ve received no offer. So the exchange ratio that’s sitting in that letter is now a couple of weeks old. You’re absolutely right. But it’s not attached to an offer, so there’s actually nothing for us to consider and respond to. We decided that, because it does seem as though USA will at some point give us an offer, and I think as our Chairman put it, you know, whether it’s a week, or a month, or a year, we don’t know. So we decided the prudent course is to convene a Special Committee on the assumption that an offer would come. And so we’ve done that. We’ve named the people. They’re four people from our Board of Directors, the non-USA, non management Directors.

And when an offer does come the Special Committee is going to evaluate the offer, and then they’ll respond within 10 days of that. But until we’ve actually got an offer in hand with all of the T’s crossed and the I’s dotted, and so forth, we don’t have anything to respond to. And we don’t really feel like it’s appropriate to start trying to respond to something that doesn’t really exist yet.

UNKNOWN: Well, I mean it’s out there right now that there’s a possibility of an offer in terms of whether it’s going to be effectuated near the term that was initially expected, or longer term as seems to be the case now. If you look at, say the way the stock has performed it’s my impression that at the least, you know, Expedia could react to the possibility of an offer based upon the specifics that were put forth.

ERIK BLACHFORD: It’s certainly a choice that we’ve considered, but in the end we decided that the better course was to wait until there was an actual offer. Had the Special Committee evaluate that, and just respond at that time. So I hear you completely, and it’s probably not the best thing in the world for employees either right now, the uncertainty. But we considered the different options, and think this is the best course.

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